UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2018

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2018

Guadalajara, Jalisco, Mexico, July 26, 2018 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the quarter ended June 30, 2018. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 2Q18 vs. 2Q17

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 378.5 million, or 13.8%. Total revenues increased by Ps. 347.8 million, or 11.2%.

•	Cost of services increased by Ps. 129.9 million, or 27.3%.

•	Operating income increased by Ps. 149.7 million, or 9.3%.

•	EBITDA increased by Ps. 186.0 million, or 9.5%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 71.4% in 2Q17 to 68.7% in 2Q18.

•	Net income and comprehensive income increased by Ps. 562.0 million, or 56.9%.

Operating Results

During 2Q18, total terminal passengers in the Company’s 13 airports increased by 1,082.3 thousand passengers, or 10.8%, compared to 2Q17. Over the same period, domestic passenger traffic increased by 828.3 thousand passengers, while international passenger traffic increased by 254.1 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport as well as for the Company’s accumulated results.

During 2Q18, the following routes opened:

Domestic Routes:

Note: The frequencies and available seats on these routes are subject to change without notice.

International Routes:

Note: The frequencies and available seats on these routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

International Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

Total Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

CBX Users (in thousands):

Consolidated Results for the Second Quarter of 2018 (in thousands of pesos):

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.6495 per U.S. dollar (the noon buying rate on June 29, 2018, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.3715 per U.S. dollar for the three months ended June 30, 2018 was used.

Revenues (2Q18 vs 2Q17)

•	Aeronautical services revenues increased by Ps. 276.9 million, or 13.5%.
•	Non-aeronautical services revenues increased by Ps. 101.6 million, or 14.7%.
•	Revenues from improvements to concession assets decreased by Ps. 30.8 million, or 8.8%.
•	Total revenues increased by Ps. 347.8 million, or 11.2%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 226.6 million, or 13.0% compared to 2Q17, generated mainly by the 11.1% increase in passenger traffic, as well as higher passenger fees due to inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 50.3 million, or 16.1%, compared to 2Q17. This was mainly due to a 7.9% increase in passenger traffic, the increase in passenger fees due to inflation and the 4.2% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 18.5964 in 2Q17 to an average exchange rate of Ps. 19.3715 in 2Q18.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 85.1 million, or 11.9%, mainly driven by an increase of Ps. 44.9 million in revenues from businesses operated directly by the Company. This was due to a 46% higher number of visitors at the VIP lounges and an increase in marketing expenditures. Revenues from businesses operated by third parties increased by Ps. 39.5 million, due to the opening of commercial spaces, mainly at the Guadalajara, Hermosillo and Mexicali airports. Revenues in dollars from food and beverages, retail operations, duty-free stores and timeshare spaces rose by a combined 7.2%. Upon conversion to pesos, these revenues increased by Ps. 13.0 million, or 12%, as a result of the 4.2% depreciation of the average peso exchange rate versus the U.S. dollar during the quarter.

ii.	Revenues at the Montego Bay airport increased by Ps. 16.5 million, or 13.7% in 2Q18, compared to 2Q17, driven mainly by a 9.0% increase in dollar revenues from duty-free stores, commercial local stores and food and beverages, as well as the 4.2% peso depreciation against the U.S. dollar during the quarter.

Figures expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) decreased by Ps. 30.8 million, or 8.8%, compared to 2Q17, mainly due to a 33.2% decline in the committed investment under the Master Development Program for the Mexican airports for 2018, resulting in a decrease of Ps. 116.1 million in 2Q18. This effect was offset by an increase in improvements to concession assets at the Montego Bay airport for Ps. 85.4 million compared to 2Q17.

Total operating costs during 2Q18 increased by Ps. 198.1 million, or 13.3% compared to 2Q17, mainly due the service costs comprised of the following:

-	Operating Costs at the Mexican airports rose by Ps. 62.0 million, or 5.2%, mainly due to an increase in cost of services for Ps. 114.9 million, or 29.8% resulting from:

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

•	An increase in employee costs of Ps. 48.9 million, or 34.0% during 2Q18 due to the organizational restructuring (a one-time cost) that reached Ps. 25.3 million, an increase in the personnel count for Ps. 13.6 million and Ps. 10 million in annual salary increases.
•	A 30.9% increase in maintenance costs during 2Q18, mainly aimed at improving runway and taxiway operating areas, terminal buildings and cleaning services, which together resulted in increased costs of Ps. 20.4 million, or 30.6%, and were geared towards improving customer service.
•	Other operating expenses in 2Q18 increase, mainly due to higher professional services fees, sales costs for the VIP lounges and reserve for doubtful accounts, which together increased by Ps. 20.5 million or 29.4%.
•	An increase in safety, security and insurance costs of Ps. 17.4 million or 29.3% in 2Q18, due to a higher personnel count based on a higher number of security checkpoints and to improved access times at the waiting areas.

-	Operating costs at the Montego Bay airport increased by Ps. 136.1 million, or 46.9% compared to 2Q17, mainly due to an increase in improvements to concession assets (IFRIC 12) of Ps. 85.4 million, an increase in concession taxes of Ps. 31.3 million and cost of services for Ps. 15.0 million. These costs were mainly a result of a 41.0% increase in operating costs in dollars and the 4.2% depreciation of the Mexican peso against the U.S. dollar.

Operating margin for 2Q18 decreased by 90 basis points, from 52.0% in 2Q17 to 51.1% in 2Q18. Excluding the effects of IFRIC 12, operating margin decreased by 230 basis points from 58.6% in 2Q17 to 56.3% in 2Q18. Operating income increased by Ps. 149.7 million, or 9.3%, compared to 2Q17.

EBITDA margin decreased by 100 basis points, from 63.3% in 2Q17 to 62.3% in 2Q18. The EBITDA margin, excluding the effects of IFRIC 12, decreased by 270 basis points, from 71.4% in 2Q17 to 68.7% in 2Q18. The nominal value of EBITDA increased by Ps. 186.0 million, or 9.5%.

Financial result decreased by Ps. 77.3 million, from a net gain of Ps. 46.1 million in 2Q17 to a net expense of Ps. 31.2 million in 2Q18. This decrease was mainly the result of:

-	The foreign exchange gain decreased from Ps. 129.6 million in 2Q17 to Ps. 40.0 million in 2Q18 due to a 4.8% appreciation of the Mexican peso against the U.S. dollar in 2Q17 compared to a depreciation of 8.3% in 2Q18, generating a decrease in foreign exchange gain of Ps. 89.6 million. This effect was offset by an increase in net foreign exchange gain due to the foreign currency translation effect of Ps. 505.6 million in comprehensive income, compared with 2Q17.

-	In 2Q18, interest expenses increased by Ps. 51.8 million compared to 2Q17, mainly due to an increase in debt derived from the issuance of long-term bonds for Ps. 2.3 billion, as well as an increase in interest rates.

-	Interest income increased by Ps. 64.1 million, due to increases in both the Company’s cash position and interest rates.

Comprehensive income in 2Q18 increased by Ps. 562.0 million, or 56.9%, compared to 2Q17.

The main increase was derived from the exchange rate gain from the currency translation effects that increased by Ps. 505.6 million, or 349.9%.

Income before income taxes increased by Ps. 72.7 million, or 4.4%. Income taxes increased by Ps. 16.3 million, due to an increase in the benefit from deferred income tax of Ps. 144.3 million. This result was mainly due to lower inflation, which fell from 0.25% accumulated inflation in 2Q17 to a deflation 0.12% in 2Q18, as well as an increase in current tax of Ps. 160.6 million.

Consolidated Results for the Six Months ended June 30, 2018 (in thousands of pesos):

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.6495 per U.S. dollar (the noon buying rate on June 29, 2018, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.0653 per U.S. dollar for the six months ended June 30, 2018 was used.

Revenues (1H18 vs 1H17)

•	Aeronautical services revenues increased by Ps. 552.5 million, or 13.3%.
•	Non-aeronautical services revenues increased by Ps. 117.8 million, or 8.3%.
•	Revenues from improvements to concession assets declined by Ps. 82.6 million, or 11.8%.
•	Total revenues increased by Ps. 587.7 million, or 9.4%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 503.6 million, or 14.6% compared to 1H17, generated primarily by the 11.8% passenger traffic increase, as well as higher passenger fees due to inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 49.0 million, or 7.1% in 1H18 compared to 1H17, due to a 7.3% increase in passenger traffic and the adjustment in passenger fees as a result of inflation. These effects were offset by the 2.2% appreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 19.4923 in 1H17 to an average exchange rate of Ps. 19.0653 in 1H18.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 104.2 million, or 8.9%, driven mainly by an increase in revenues from businesses operated directly by the Company of Ps. 61.7 million, while revenues from businesses operated by third parties increased by Ps. 47.6 million. This increase was offset by a decline in recovery of costs of Ps. 5.2 million.

Dollar revenues in from retail operations, duty-free stores and timeshare spaces rose by a combined 5.4%. Upon conversion to pesos, however, these revenues decreased by Ps. 5.1 million, or 2.1%, as a result of the 2.2% appreciation of the average peso exchange rate versus the U.S. dollar in 1H18.

ii.	The Montego Bay airport revenues increased by Ps. 13.6 million, or 5.4% in 1H18 compared to 1H17, mainly due to an increase of 7.7% in the Montego Bay airport revenues denominated in U.S. dollars. This result was offset by a 2.2% appreciation of the Mexican peso against the U.S. dollar in 1H18.

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) declined by Ps. 82.6 million, or 11.8%, compared to 1H17, due to a 33.2% decline in the committed investment under the Master Development Program in the Mexican airports for 2018, resulting in a decrease of Ps. 232.3 million in 1H18. This effect was offset by an increase in improvements to concession assets in the Montego Bay airport for Ps. 149.7 million compared to 1H17.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs during 1H18 increased by Ps. 229.0 million, or 7.6% compared to 1H17, and comprised the following:

-	Operating Costs at the Mexican airports increased by Ps. 41.4 million, or 1.7%, mainly due to an increase in cost of services for Ps. 156.6 million, or 20.6% resulting from:

•	An increase in employee costs of Ps. 74.7 million, or 28.7% during 1H18 due to an increase in personnel as well as annual salary increases. Additionally, the costs of the organizational restructuring (a one-time cost) reached Ps. 25.3 million in 2Q18.
•	An increase in maintenance costs of Ps. 27.9 million, or 18.7% during 1H18, mainly from maintenance at operating areas, terminal buildings and cleaning services. This result was offset by a decline in documented baggage inspection equipment.

-	Operating costs at the Montego Bay airport increased by Ps. 187.6 million, or 30.1% compared to 1H17, mainly due to an increase in improvements to concession assets (IFRIC 12) of Ps. 149.7 million, an increase in concession taxes of Ps. 31.9 million, or 13.1% and cost of services for Ps. 7.2 million or 3.6%. These costs were mainly a result of a 33.0% increase in operating costs in dollars that was offset by a 2.2% appreciation of the Mexican peso against the U.S. dollar, from Ps. 19.4923 in 1H17 to Ps. 19.0653 in 1H18.

Operating margin for 1H18 increased by 80 basis points, from 51.8% in 1H17 to 52.6% in 1H18. Operating margin, excluding the effects of IFRIC 12, declined 50 basis points, from 58.3% in 1H17 to 57.8% in 1H18. Operating income increased by Ps. 358.7 million, or 11.1% compared to 1H17.

EBITDA margin increased by 80 basis points, from 63.1% in 1H17 to 63.9% in 1H18. EBITDA margin, excluding the effects of IFRIC 12, decreased by 90 basis points, from 71.1% in 1H17 to 70.2% in 1H18. The nominal value of EBITDA increased by Ps. 422.2 million, or 10.7%.

Financial result decreased by Ps. 224.4 million, from a net gain of Ps. 242.8 million in 1H17 to a net gain of Ps. 18.4 million in 1H18. This amount mainly includes:

-	The foreign exchange gain decreased from Ps. 382.5 million in 1H17 to Ps. 194.7 million in 1H18 due to a 13.4% appreciation of the Mexican peso against the U.S. dollar in 1H17 compared to a depreciation of 0.6% in 1H18, generating a decrease in foreign exchange gain of Ps. 187.8 million. This effect was offset by an increase in net foreign exchange gain due to the currency translation effect of Ps. 678.8 million in comprehensive income, compared with 1H17.

-	In 1H18, interest expenses increased by Ps. 90.4 million compared to 1H17, mainly due to an increase in debt derived from the issuance of long-term bonds for Ps. 2.3 billion, as well as an increase in interest rates.

-	Interest income increased by Ps. 53.9 million, due to increases in both the Company’s cash position and in interest rates.

Comprehensive income in 1H18 increased by Ps. 615.2 million, or 30.3%, compared to 1H17.

The main increase was due to the exchange rate gain, due to the foreign currency translation effects, which increased by Ps. 678.8 million or 104.4%.

Income before income taxes increased by Ps. 135.8 million, or 3.9%. Income taxes increased by Ps. 200.5 million, due to an increase in the benefit from current tax of Ps. 127.0 million and a decline in the benefit from deferred income tax of Ps. 73.5 million. This decrease was mainly due a lower inflation rate, which fell from 3.2% in 1H17 to 1.1% in 1H18.

Statement of Financial Position

Total assets as of June 30, 2018 increased by Ps. 3,432.0 million compared to June 30, 2017, primarily due to the following items: i) cash and cash equivalents of Ps. 1,621.6 million, ii) improvements to concession assets of Ps. 1,270.1 million, iii) client accounts receivables of Ps. 342.1 million, and iv) deferred income taxes for Ps. 206.4 million.

Total liabilities as of June 30, 2018 increased by Ps. 3,570.7 million compared to June 30, 2017. This increase was primarily due to: i) bond issuances for Ps. 2.3 billion, ii) dividends payable for Ps. 879.9 million, and iii) bank loans for Ps. 373.4 million, mainly driven by an 11.0% depreciation of the Mexican peso. This result was offset by a decline in accounts payable for Ps. 290.5 million, among other factors.

Recent Events

-	As part of the bidding process for the Norman Manley International airport concession in Kingston, Jamaica, on July 20, 2018 GAP presented its technical and financial bid. The Jamaican Government is expected to announce the bidder selection at the end of the month of September 2018. In the event that GAP is granted the Concession, the Company has a 12-month period to prepare the information and documentation necessary to initiate the operation; therefore, the Concession is expected to actually begin in October 2019.

In May 2018, GAP appointed Ms. Alejandra Soto as Investor Relations and Financial Planning Manager. Alejandra joined GAP in February 2008 and has worked in several Finance and Administrative areas; she is currently responsible for Financial Planning and potential mergers and acquisitions activities, as well as the investor relations functions.

Outlook 2018

GAP updated its outlook for the year 2018:

***

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	2Q17	2Q18	Change	1H17	1H18	Change
Guadalajara						
Aeronautical services	596,590	682,897	14.5%	1,147,089	1,330,024	15.9%
Non-aeronautical services	158,272	188,018	18.8%	317,815	366,985	15.5%
Improvements to concession assets (IFRIC 12)	95,306	43,372	(54.5%)	190,612	86,744	(54.5%)
Total Revenues	**850,167**	**914,286**	**7.5%**	**1,655,515**	**1,783,752**	**7.7%**
Operating income	513,713	596,809	16.2%	982,439	1,155,787	17.6%
EBITDA	**583,245**	**671,658**	**15.2%**	**1,122,493**	**1,309,872**	**16.7%**
Tijuana						
Aeronautical services	301,492	338,521	12.3%	548,655	635,369	15.8%
Non-aeronautical services	74,607	80,625	8.1%	150,081	153,512	2.3%
Improvements to concession assets (IFRIC 12)	66,784	49,172	(26.4%)	133,568	98,344	(26.4%)
Total Revenues	**442,883**	**468,318**	**5.7%**	**832,304**	**887,225**	**6.6%**
Operating income	243,058	276,610	13.8%	434,997	504,255	15.9%
EBITDA	**283,246**	**321,178**	**13.4%**	**514,958**	**591,904**	**14.9%**
Puerto Vallarta						
Aeronautical services	232,447	251,206	8.1%	546,206	599,343	9.7%
Non-aeronautical services	99,297	102,172	2.9%	210,526	213,597	1.5%
Improvements to concession assets (IFRIC 12)	20,164	3,436	(83.0%)	40,329	6,873	(83.0%)
Total Revenues	**351,909**	**356,813**	**1.4%**	**797,061**	**819,813**	**2.9%**
Operating income	225,618	231,960	2.8%	522,716	556,570	6.5%
EBITDA	**260,739**	**270,428**	**3.7%**	**593,128**	**633,029**	**6.7%**
Los Cabos						
Aeronautical services	291,189	311,211	6.9%	584,149	636,164	8.9%
Non-aeronautical services	156,168	176,231	12.8%	325,953	345,987	6.1%
Improvements to concession assets (IFRIC 12)	69,921	72,184	3.2%	139,842	144,368	3.2%
Total Revenues	**517,278**	**559,625**	**8.2%**	**1,049,944**	**1,126,520**	**7.3%**
Operating income	306,284	327,531	6.9%	626,991	667,342	6.4%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	2Q17	2Q18	Change	1H17	1H18	Change
Hermosillo						
Aeronautical services	67,705	78,298	15.6%	129,013	150,095	16.3%
Non-aeronautical services	14,701	20,473	39.3%	29,827	36,050	20.9%
Improvements to concession assets (IFRIC 12)	31,027	780	(97.5%)	62,054	1,560	(97.5%)
Total Revenues	**113,432**	**99,551**	(12.2%)	**220,894**	**187,704**	(15.0%)
Operating income	36,527	42,073	15.2%	69,109	77,044	11.5%
EBITDA	**50,406**	**59,937**	**18.9%**	**96,520**	**111,912**	**15.9%**
Guanajuato						
Aeronautical services	92,069	114,833	24.7%	178,814	222,252	24.3%
Non-aeronautical services	27,970	39,139	39.9%	55,708	68,711	23.3%
Improvements to concession assets (IFRIC 12)	27,547	13,684	(50.3%)	55,094	27,368	(50.3%)
Total Revenues	**147,586**	**167,655**	**13.6%**	**289,616**	**318,331**	**9.9%**
Operating income	73,219	99,024	35.2%	141,718	186,243	31.4%
EBITDA	**85,998**	**114,190**	**32.8%**	**167,274**	**215,466**	**28.8%**
Others (1)						
Aeronautical services	160,715	191,888	19.4%	312,563	376,792	20.5%
Non-aeronautical services	38,810	48,258	24.3%	78,841	88,086	11.7%
Improvements to concession assets (IFRIC 12)	39,179	51,163	30.6%	78,359	102,326	30.6%
Total Revenues	**238,704**	**291,309**	**22.0%**	**469,763**	**567,204**	**20.7%**
Operating income	57,496	81,111	41.1%	112,917	156,372	38.5%
EBITDA	**100,591**	**127,653**	**26.9%**	**198,427**	**250,036**	**26.0%**
Total						
Aeronautical services	2,054,508	2,331,424	13.5%	4,139,414	4,691,925	13.3%
Non-aeronautical services	690,602	792,219	14.7%	1,423,521	1,541,359	8.3%
Improvements to concession assets (IFRIC 12)	349,929	319,150	(8.8%)	699,857	617,240	(11.8%)
Total Revenues	**3,095,039**	**3,442,794**	**11.2%**	**6,262,792**	**6,850,524**	**9.4%**
Operating income	1,599,020	1,814,300	13.5%	3,216,036	3,653,459	13.6%
EBITDA	**1,947,386**	**2,194,748**	**12.7%**	**3,919,313**	**4,412,219**	**12.6%**

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

Exhibit D: Consolidated statements of profit or loss and other comprehensive income
(in thousands of pesos):

2Q17	2Q18	Change	1H18	1H18	Change
Revenues						
Aeronautical services	2,054,508	2,331,424	13.5%	4,139,414	4,691,925	13.3%
Non-aeronautical services	690,602	792,219	14.7%	1,423,521	1,541,359	8.3%
Improvements to concession assets (IFRIC 12)	349,929	319,150	(8.8%)	699,857	617,240	(11.8%)
Total revenues	**3,095,038**	**3,442,793**	**11.2%**	**6,262,792**	**6,850,524**	**9.4%**
Operating costs						
Costs of services:	476,473	606,387	27.3%	960,278	1,124,011	17.1%
Employee costs	170,005	223,320	31.4%	319,287	395,270	23.8%
Maintenance	82,143	107,537	30.9%	182,427	216,326	18.6%
Safety, security & insurance	75,047	93,263	24.3%	151,995	181,226	19.2%
Utilities	69,197	77,829	12.5%	129,757	137,602	6.0%
Other operating expenses	80,081	104,438	30.4%	176,813	193,587	9.5%
Technical assistance fees	91,139	99,841	9.5%	181,617	202,588	11.5%
Concession taxes	228,484	275,287	20.5%	474,133	536,402	13.1%
Depreciation and amortization	350,620	386,999	10.4%	707,842	771,368	9.0%
Cost of improvements to concession assets (IFRIC 12)	349,929	319,150	(8.8%)	699,857	617,240	(11.8%)
Other (income)	(10,330)	(3,245)	(68.6%)	(5,975)	(4,843)	(18.9%)
Total operating costs	**1,486,316**	**1,684,419**	**13.3%**	**3,017,752**	**3,246,766**	**7.6%**
Income from operations	**1,608,723**	**1,758,374**	**9.3%**	**3,245,041**	**3,603,757**	**11.1%**
Financial Result	46,100	(31,188)	(167.7%)	242,791	18,375	(92.4%)
Share of profit (loss) of associates	(1,287)	(995)	22.7%	(2,261)	(759)	66.4%
Income before income taxes	**1,653,538**	**1,726,193**	**4.4%**	**3,485,571**	**3,621,374**	**3.9%**
Income taxes	(520,873)	(537,173)	3.1%	(802,403)	(1,002,876)	25.0%
Net income	**1,132,665**	**1,189,018**	**5.0%**	**2,683,169**	**2,618,498**	**(2.4%)**
Currency translation effect	(144,511)	361,174	(349.9%)	(650,781)	28,809	(104.4%)
Remeasurements of employee benefit – net income tax	209	122	(41.6%)	418	651	55.7%
Comprehensive income	**988,363**	**1,550,314**	**56.9%**	**2,032,804**	**2,647,958**	**30.3%**
Non-controlling interest	9,977	(76,630)	868.1%	45,329	(59,971)	232.3%
Comprehensive income attributable to controlling interest	**998,340**	**1,473,685**	**47.6%**	**2,078,133**	**2,587,987**	**24.5%**

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage. Accordingly, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. In addition, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. On September 30, 2015, the concession to operate the Santiago airport in Chile expired and those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: July 27, 2018